UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CA, Inc.

(Name of Subject Company (issuer))
CA, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Options to Purchase Common Stock, par value $.10 per share

(Title of Class of Securities)

12673P105

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Kenneth V. Handal
Executive Vice President, Co-General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749-7000
(631) 342-6000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
David Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$3,102,786	$332.00

*                    Calculated solely for purposes of determining the filing fee. This amount assumes that Eligible Options to purchase 1,159,270 shares of common stock of  CA, Inc. , having an aggregate value of $3,102,786 as of November 2, 2006 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**             The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒             Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $332.00	Filing Party: CA, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: November 7, 2006

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This  Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 7, 2006, as amended on November 16, 2006 by Amendment No. 1 to the Tender Offer Statement on Schedule TO and on December 5, 2006 by Amendment No. 2 to the Tender Offer Statement on Schedule TO (collectively, the “Schedule TO”), which relates to the offer by CA, Inc., a Delaware corporation (the “Company”), to cancel certain stock options previously granted to its employees under its 1991 Stock Incentive Plan, as amended and restated (the “1991 Plan”) with a grant date of July 20, 2000 in exchange for new options (the “New Options”).  The options granted on July 20, 2000 entitle the option holders to purchase shares of the Company’s common stock at  an exercise price per share of  $27.00. The Company recently determined that the fair market value of the Company’s common stock on the measurement date for those options for accounting and tax purposes was $37.50 per share, or $10.50 higher than the $27.00 per share exercise price. CA is making this offer because of potential adverse tax consequences to the option holders that apply when the exercise price of stock options is lower than the market price of a company’s stock on the measurement date for tax purposes. The offer is subject to the terms and conditions set forth in the Offer to Exchange dated November 7, 2006 (the “Offer”) and the related Letter of Transmittal , previously filed as Exhibits (a)(1) and (a)(3), respectively, to the Schedule TO. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.

The information set forth in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein and all references herein to sections and page numbers in the Offer refer to sections and page numbers in the Offer as it was filed with the SEC via EDGAR with the Schedule TO.

Item 12.     Exhibits.

Item 12 of the Schedule TO  is hereby amended and supplemented by adding the following exhibits:

(a)(14)	Form of Final Reminder of Expiration Date
(a)(15)	Form of Notice to Confirm Non-Participation

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

CA, INC.

By:	/s/ KENNETH V. HANDAL
Name:	Kenneth V. Handal
Title:	Executive Vice President, Co-General Counsel and
Corporate Secretary

Date: December 7, 2006